                                                              EXHIBIT (A)(3)(IV)

ANNOUNCING . . .


                      VAN KAMPEN SENIOR FLOATING RATE FUND

                          COMMENCEMENT OF TENDER OFFER


     It is the policy of the Board of Trustees of the Van Kampen Senior Floating Rate Fund to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's sixth quarterly Tender Offer commencing on July 23, 1999 for the purpose of providing liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust may elect to have the cash proceeds from the Tender Offer invested in Class C Shares of eligible open-end investment companies advised by either Van Kampen Investment Advisory Corp. or Van Kampen Asset Management Inc. and distributed by Van Kampen Funds Inc. Please note that the Class C Shares acquired pursuant to this election are subject to a contingent deferred sales charge schedule equal to the Early Withdrawal Charge schedule of the Trust.



     The Trust is offering to purchase up to 9,750,918 of its common shares (approximately 7% of its issued and outstanding common shares) at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Standard Time on August 20, 1999, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Standard time on August 20, 1999, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than one year.



     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated July 23, 1999, and the related Letter of Transmittal. Copies are available to you upon request by calling the Van Kampen's Investor Services Department at (800) 421-5666.



     Shareholders may tender by completing and returning the Letter of Transmittal by August 20, 1999. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling Van Kampen's Brokerage Operations Support Services at (800) 421-3863, on August 20, 1999 (trade date of the Tender Offer).



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                 FUND NAME                    NUMBER      SYMBOL        CUSIP        TENDER START      TENDER END
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    VK Senior Floating Rate Fund               259        VKSFR       920960101        07/23/99         08/20/99
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          PLEASE DIRECT YOUR TENDER QUESTIONS TO THE FOLLOWING AREAS:



 MAIN OFFICE OPERATIONS: BROKERAGE OPERATIONS SUPPORT SERVICES (BOSS) AT (800)
                                   421-3863.



  REGISTERED REPRESENTATIVES: INVESTOR SERVICES DEPARTMENT AT (800) 421-5666.



     This material is prepared for internal or broker/dealer use only. It may not be reproduced or shown to members of the public or used in written form as sales literature. Such use would be in violation of the NASD code of conduct. This material is subject to change, please consult the prospectus.